Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: 7 October, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS AN ENGLISH TRANSLATION OF A LETTER THAT

AIR FRANCE MAILED TO ITS SHAREHOLDERS ON OCTOBER 6, 2003.

Air France Shareholders Newsletter

Special Issue of Correspondances d’Air France – September 2003

Air France–KLM combination

Chairman’s Message

Dear Shareholder,

On 30 September 2003, I announced a combination between Air France and KLM via a friendly offer to exchange KLM shares for Air France shares and warrants. The transaction has the support of both airlines and of the French and Dutch governments.

“The combination between Air France and KLM will create the premier European airline group”.

In this newsletter, I would like to share with you my conviction that this transaction is a genuine opportunity for our company to guarantee its future growth and profitability.

At the time of the partial privatization in 1999, I defended the idea that Air France should be ready to play its role in the European airline sector consolidation process. The entire company has gotten involved and Air France has become a European leader with one of the most healthy balance sheets. Since the partial privatization, the company has always posted a profit, despite the various challenges it has faced.

I have always been convinced that alliances were a first step towards consolidation. For this reason, we founded the SkyTeam alliance with our various American, Asian and European partners. The alliance has proven very effective, but now we must go further. The single European market, the euro and expansion of the European Union provide a unique opportunity for European airlines to link together. Air France ought to make a head-start in this process.

Why with KLM?    KLM is the fourth-ranking European airline, holding a 10-11% share of the European market. It was the first airline that understood that a major hub-and-spoke configuration, with Amsterdam Schiphol at its center, was likely to stimulate both growth and profitability. Looking beyond these strengths, however, we asked ourselves two questions: Are we complementary? In the affirmative, is the complementarity such that it will generate synergies and if so, how much? The answers to these two questions demonstrate that KLM is an ideal partner for Air France.

“KLM is an ideal partner for Air France”.

Therefore, it was necessary to come up with a structure that would enable us to leverage the strengths of the two airlines and together achieve the desired synergies. I am convinced that we have succeeded in doing so, thanks to two straightforward and clear guiding principles: one group, two airlines, and a simple, efficient decision-making center. Objectively, we hold all the cards necessary for success. Success will depend, however, on the way we blend our two corporate cultures and transform these cultural differences into an asset.

For Air France shareholders such as yourself, the transaction will create value, notably through the synergies that the new group should generate. As a shareholder of Europe’s leading airline group, you will also be able to benefit from the full potential of a stronger group within an expanded alliance.

In conclusion, I would like to emphasize that, because Air France will be increasing its share capital within the framework of the planned transaction, the French state’s stake will be mechanically diluted and lead to the de facto privatization of Air France.

The planned combination with KLM is a major step for your airline. I wanted to inform you of it personally and to thank you for your continued support.

Jean-Cyril Spinetta

Chairman and Chief Executive, Air France Group

AIR FRANCE AND KLM CREATE THE LEADING EUROPEAN AIRLINE GROUP

The decision to combine the two airlines was made in light of the favorable environment, economic necessity and an unwavering vision of the sector’s future. Moreover, both partners bring genuine, complementary strengths that fully justify the choice of each.

Favorable environment

Several factors prompted the desire to create Air France-KLM. First, the wave of deregulation in Europe provides a framework conducive to the possible combination of airlines.

As well, the natural market for an airline extends well beyond its national borders. For example, over 60% of Air France’s customers are not French. Finally, the airline sector is also the only sector in the aviation industry to be so fragmented: the leading airlines each account for no more than 3-5% of the global market, while the top ten airlines generate no more than 43% of total sector turnover. In view of which, Air France and KLM will be able to leverage all of the benefits of initiating the first major step towards sector consolidation.

Two complementary airlines

The initiative of the two airlines demonstrates a common desire to create the leading European carrier. It gives actual shape to the combination of two companies that share a joint vision of their business activities, customer service, flight safety and profitable growth strategies.

The multi-hub systems of the different alliances of tomorrow’s Europe

“With Paris-Charles de Gaulle and Schiphol, the Air France KLM Group will benefit from two of the four largest airline hubs in Europe.”

Hub strategy

Air France and KLM have each developed a substantial asset: their hub airports. Above all, the combination of the two airlines implies the closely-coordinated management and harmonious growth of their two hubs, whose development potential is unique in Europe.

Paris-Charles de Gaulle	Amsterdam Schiphol

•      48.4 million passengers
(3rd in Europe)

•      4 runways

•      Largest airport in Europe (in terms of aircraft movement)

•      Planned developments:
Terminal 2E and its satellites, four simultaneously operational runways as of 2004.

• 40.7 million passengers (4th in Europe) • 5 runways • 4th ranked airport in Europe (in terms of aircraft movement) • Planned developments: Use of fifth runway and westward expansion of airport.

•	N°1 European airline (in terms of passengers carried)
•	N° 3 global airline for international passenger transportation
•	N°4 global airline for carriage of international cargo*
•	N°2 ranked global carrier for Maintenance, Repair and Overhaul (“MRO”)
•	42.9 million passengers carried, 198 destinations served
•	16,000 flight connection possibilities per week
•	Main subsidiaries: Servair, Amadeus, Régional, CityJet, Brit’Air
•	Listed in Paris

*Excluding integrators

EUROPEAN AIR TRANSPORTATION

Complementary activities

Passenger transport

“Customers of both airlines will benefit from a wider offering.”

Air France-KLM will soon be offering 226 destinations, including 93 new destinations for KLM passengers and 48 new destinations for Air France customers. On the medium-haul network, thanks to their hubs, the two airlines will bolster their positions in Northern and Southern Europe and strengthen them in Central and Eastern Europe.

Cargo

As leading global players, the two airlines are developing complementary networks and areas of specialization – Air France in express products and KLM in perishables.

MRO

The complementary nature of the two airlines is also illustrated by their maintenance operations, with their all-around expertise in working with Airbus and Boeing aircraft and General Electric engines.

The joint Air France-KLM network

Air France and KLM, a leading global group

The new group created by the combination will rank first worldwide in turnover and third worldwide in traffic. In the cargo arena, it will be the leading airline in Europe and the N°1 ranked airline worldwide, excluding integrators. It will also be one of the world’s premier MRO companies.

FY 2002-03	Air France	KLM	Air France + KLM
Turnover Passenger transport Cargo MRO	€12.7 billion €10.5 billion €1.5 billion €0.5 billion	€6.5 billion €4.4 billion €1.1 billion €0.3 billion	€19.2 billion €14.9 billion €2.6 billion €0.8 billion
EBITDAR	€1,992 million	€606 million	€2,598 million
Fleet	360 aircraft	196 aircraft	556 aircraft
Staff	71,525	34,666	106,191

A new Group in a strengthened alliance

Star Alliance: 22%

SkyTeam with KLM/Northwest/Continental: 21%

oneworld: 17%

Breakdown of aggregate Air France and KLM 2002-2003 turnover

•	N° 4 European airline
•	N° 4 global airline for international passenger transportation
•	N° 5 airline in Europe for carriage of cargo *
•	23.4 million passengers carried
•	142 destinations served
•	5,900 flight connection possibilities per week
•	Main subsidiaries: KLM Cityhopper and Transavia
•	Listed in Amsterdam and New York

ONE GROUP, TWO AIRLINES

The structural organization chosen for the new Air France-KLM Group ensures the ability to capitalize on the continued existence of two distinct commercial brands and the specific circumstances of each airline, i.e., traffic rights, operating management and human resources, etc., while at the same time optimizing synergies and creating value for shareholders.

The appropriate structure

“An equity transaction, not a full merger.”

The equity combination between Air France and KLM will lead to the creation of a group comprising a holding company, Air France-KLM, and two airlines that will retain their individual identities and brands. Initially, and during a 3-year transitional period, the group will be structured in order to protect KLM’s traffic rights without undermining the economics of the combination. Over the next three years, changes in the regulatory environment concerning traffic rights, a process that is already underway in Europe, should allow us to implement the final structure.

Straightforward corporate governance principles

The Air France Chairman and Chief Executive will be the Chairman and Chief Executive of Air France-KLM, and the Chairman of KLM the Vice-Chairman of the new group. An 8-member Strategic Management Committee (SMC) will be set up and will be responsible for defining overall group strategy, including network and hub coordination, finance and investment, and alliance and partnerships. It will be comprised of four members from each airline and the Air France-KLM Chairman will have the deciding vote. Operating and commercial management will remain the responsibility of each individual airline.

Value-creating transaction

“A transaction that will generate profitable synergies for the Group.”

The transaction has been initiated in the interests of Air France shareholders, who are to become shareholders in Air France-KLM. You will also be shareholders of a more efficient group in each of its core businesses, capitalizing on the strength and complementary nature of the two airlines, both members of one of the two most powerful global alliances.

You will also be shareholders in a group slated to generate synergies valued at around 440 million euros annually five years from now. The synergies generated (40% from additional revenue and 60% from cost savings) are expected to increase steadily over the five years following the closure of the offer. The potential synergies will be found in five main areas: sales and distribution, network management/fares policy, cargo, maintenance, and information systems. An increase in revenues is expected from an enhanced offering and improved coordination between networks and flight schedules. As a shareholder, you will also benefit from the full potential of a leading group in an enlarged Europe. This transaction will create value for Air France shareholders.

Potential Annual Synergies generated by the group over 5 years

Million euros

2004-05	65-75
2005-06	110-135
2006-07	220-260
2007-08	295-370
2008-09	385-495

A FRIENDLY PUBLIC OFFER OF EXCHANGE

Air France is to launch an exchange offer for 100% of KLM’s ordinary shares. Shareholders in the Dutch airline will exchange their shares for new Air France shares and warrants. This will accordingly increase the Air France share capital. At the time of the transaction, the current stake of the French government will be mechanically diluted and result in the de facto privatization of Air France.

Parity

10 KLM shares for 11 Air France shares + 10 Air France warrants (strike price: €20, maturity: 3.5 years, parity: 3 warrants for two shares).

Those KLM shareholders who opt to tender their shares under the offer will be paid in newly issued equity. Air France’s shareholders will thus be asked to vote on a share capital increase exclusively for KLM shareholders.

Provisional timetable:

•	October 2003: signature of a definitive agreement and notification of competent authorities
•	First half of March 2004: start of the exchange offer for KLM shareholders
•	Second half of March 2004: General Meetings of Air France and KLM shareholders
•	First half of April 2004: offer closes

On completion of the transaction, the new Air France-KLM Group will be listed in Paris, Amsterdam and New York.

Changes to shareholder structure:

Air France shareholder structure before transaction*

* As of 31 March 2003.

Shareholder structure of the Air France-KLM holding company after the transaction and before exercise of warrants*

* Assuming that all shares are tendered under the offer, and at a constant equity structure.

Who can tender their shares under the public offer of exchange?

•	Only KLM shareholders can take part in the share exchange. Air France shareholders have no formalities to complete and are not involved in the exchange.

Why will Air France list its stock in New York?

•	KLM is already listed on the U.S. stock market. To carry out an exchange offer for all KLM’s ordinary shares, and hence on those listed in New York, Air France shares also have to be listed on the New York stock exchange.

When will the French state sell all or part of its Air France shareholding?

•	The French state has announced its intention of significantly reducing its Air France equity shareholding. The actual timetable for this is dependent on market conditions.

For more details, call

0 800 320 310 Toll Free

This newsletter is a special edition of Correspondances d’Air France, the Air France Shareholders’ Club newsletter, Actionnaires en ligne. If you wish to join this club and receive Correspondances d’Air France on a quarterly basis, or if you want any other information, call the toll free number on 0 800 320 310.

Publisher: Dominique Barbarin, head of financial communication

Editor-in-chief: Florence Berger

Design & Layout: Maquetis-Conseil, Gavin Anderson & Company

Photo credits: Arnaud Février, Patrick Delapierre, Philippe Delafosse, Air France image library.

This newsletter is not an offer for sale nor does it solicit the sale of KLM shares. The present document contains statements concerning the future results and business activity of Air France and KLM, which may show significant differences compared with the results actually recorded.